Exhibit (b)(1)(iii)

Fleet National Bank 100 Federal Street Boston, Massachusetts 02110	Banknorth, N.A. 7 Executive Park, Suite 700 Burlington, Massachusetts 01803

March 27, 2003

Perini Corporation

73 Mt. Wayte Avenue

Framingham, Massachusetts 01701

Attn.: Susan C. Mellace, Vice President and Treasurer

Re: $50,000,000 Senior Credit Facilities

Dear Ms. Mellace:

We refer to the Credit Agreement dated January 23, 2002 among Perini Corporation (the “Company”), Fleet National Bank, as Administrative Agent (the “Administrative Agent”) and as a lender (“Fleet”) and Banknorth, N.A. (“Banknorth,” and, collectively with Fleet, the “Lenders”), as amended by a First Amendment and Waiver dated as of February 14, 2003 (as amended, the “Agreement”).

Pursuant to your letter of March 17, 2003 you have advised that the Company intends to make a tender offer (the “Offer”) to its preferred shareholders to purchase for cash up to 999,900 shares or 100% of the Company’s $2.125 Depositary Convertible Exchangeable Preferred Shares at a per share price not to exceed $21.00 (the “Transaction”), such offer to be made prior to April 15, 2003 and to remain open not longer than sixty days. You have also submitted a pro forma balance sheet for the Company as of December 31, 2002 giving effect to this intended transaction (the “Pro Forma Balance Sheet”).

In reliance on the accuracy of the Pro Forma Balance Sheet, the Lenders hereby consent to the Transaction and waive any restrictions or prohibitions on or against the Transaction contained in the Agreement, including, without limitation, the restrictions and prohibitions contained in Section 5.12 of the Agreement. This waiver is limited solely to the Transaction and is not, nor shall it be construed as, a waiver of the Company’s compliance with any other covenant or provision under the Agreement. Nothing in this paragraph shall be construed to be an amendment of any provision of the Agreement and, except as otherwise expressly provided herein, all of the provisions of the Agreement shall remain in full force and effect. This consent is valid for purchases made through and including the sixtieth day after the date of the Offer.

Sincerely,

FLEET NATIONAL BANK, as a Lender

By: /s/    Thomas F. Brennan

        Thomas F. Brennan

        Senior Vice President

BANKNORTH, N.A., as a Lender

By: /s/    Jon R. Sundstrom

        Jon R. Sundstrom

        Senior Vice President